Exhibit 12

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$399,536	$225,165	$42,229	$(18,457)	$1,000

Distributed income of equity investees	2,141	553	14,089	10,747	12,036

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	164,156	68,995	2,073	1,083	1,665
Rentals: Equipment and office rent expense— 33.33%	2,798	1,719	1,692	1,657	1,305

Total fixed charges	$166,954	$70,714	$3,765	$2,740	$2,970

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$568,631	$296,432	$60,083	$(4,970)	$16,006

Ratio of earnings to fixed charges	3.4	4.2	16.0	(A )	5.4

(A)	Due to the company’s losses in 2001, the ratio coverage in this year was less than 1:1. The company would have had to generate additional earnings of $7,710 to achieve coverage of 1:1 in this year.